

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 5, 2013

<u>Via E-mail</u>
Yahor Bryshtsel
Principal Executive Officer
Milestone International, Corp.
9 Tankovaya Street, Ste. 2
Kaliningrad, Russia, 236038

> **Re: Milestone International, Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 21, 2013**
> **File No. 333-190726**

Dear Mr. Bryshtsel:

Our preliminary review of your amended registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. In this regard, we note that you have not updated the financial statements and related disclosures in accordance with Rule 8-08 of Regulation S-X, nor have you updated related disclosures throughout the filing, including in Management's Discussion and Analysis. We will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: <u>Via E-mail</u>
        W. Scott Lawler, Attorney at Law